UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-39481

PRF Technologies Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K, excluding the press release attached hereto as Exhibit 99.3, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the registrant’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. .

On September 3, 2026, PRF Technologies Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2026. The Company is also publishing its unaudited condensed financial statements, as well as its operating and financial review as of June 30, 2026 and for the six months then ended. Attached hereto are the following exhibits.

99.1	Unaudited Condensed Financial Statements as of June 30, 2026

99.2	Operating and Financial Review as of June 30, 2026 and for the six months then ended

99.3	Press Release dated September 3, 2026

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Condensed Financial Statements as of June 30, 2026
99.2	Operating and Financial Review as of June 30, 2026 and for the six months then ended
99.3	Press Release dated September 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	PRF Technologies Ltd.

	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board